UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED

(Name of Issuer)

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED
TRUNKBOW MERGER GROUP LIMITED

TRUNKBOW INTERNATIONAL MERGER SUB LIMITED

Wanchun hou

qiang li

chief honour investments limited

capital melody limited

(Name of Persons Filing Statement)

Common Stock, par value US$0.001 per share
(Title of Class of Securities)

89818A102
(CUSIP Number of Class of Securities)

Trunkbow International Holdings Limited	Trunkbow Merger Group Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza,	Trunkbow International Merger Sub Limited
No. 91 Jianguo Road, Chaoyang District, Beijing,	Wanchun Hou
People’s Republic of China 100022	Qiang Li
Attn: Yuanjun Ye	Chief Honour Investments Limited,
Tel: +86 10 85712518	Capital Melody Limited
Unit 1217-1218, 12F of Tower B,
Gemdale Plaza, No. 91 Jianguo Road,
Chaoyang District, Beijing,
People’s Republic of China 100022
Attn: Wanchun Hou
Tel: +86 10 85712518

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Lee Edwards, Esq.	Ling Huang, Esq.
Shearman & Sterling LLP	W. Clayton Johnson, Esq.
12th Floor East Tower, Twin Towers	Cleary Gottlieb Steen & Hamilton LLP
B-12 Jianguomenwai Dajie	Twin Towers - West (23Fl)
Beijing 100022, China	12 B Jianguomen Wai Da Jie, Chaoyang
Fax: +86 10 5922 8000	District, Beijing 100022, China
Tel: +86 10 5920 1000

This statement is filed in connection with (check the appropriate box):

☒         The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐         The filing of a registration statement under the Securities Act of 1933.

☐         A tender offer.

☐         None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*		Amount of Filing Fee**
US$	30,149,134.32	US$	3,883.21

*           The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is US$30,149,134.32. The maximum aggregate value of the transaction was calculated based upon the product of 20,650,092 shares of Company common stock subject to the transaction (consisting of the 36,807,075 shares of Company common stock outstanding as of December 19, 2013 minus 16,156,983 shares of Company common stock owned by Rollover Stockholders) multiplied by US$1.46 merger consideration.

**        The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$3,883.21
Form or Registration No.: Schedule 14A
Filing Party: Trunkbow International Holdings Limited
Date Filed: December 20, 2013

Table of Contents

Page

Introduction 1

Item 15 Additional Information.	1

Item 16 Exhibits.	2

Introduction

This Amendment No. 5 (the “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Trunkbow International Holdings Limited, a Nevada corporation (the “Company”), the issuer of the registered shares of Company common stock, par value US$0.001 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Trunkbow Merger Group Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) Trunkbow International Merger Sub Limited, a Nevada corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”); (d) Dr. Wanchun Hou, chairman of the board of directors of the Company (“Dr. Hou”); (e) Mr. Qiang Li, chief executive officer and a director of the Company (“Mr. Li”); (f) Chief Honour Investments Limited, a British Virgin Islands Company; and (g) Capital Melody Limited, a British Virgin Islands Company.

The Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 10, 2013, by and among the Company, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject of the Transaction Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information.

Item 15(c) is hereby amended and supplemented as follows:

On April 14, 2014, at 10:00 a.m., Beijing time, a special meeting of stockholders of the Company (the “Special Meeting”) was held at the Company’s executive offices, Unit 1217-1218, 12F of Tower B, Gemdale Plaza No. 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. At the Special Meeting, the stockholders of the Company voted to adopt the Merger Agreement.

On April 14, 2014, the Company filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which the Merger became effective on April 14, 2014 (the “Effective Time”). As a result of the Merger, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger and a wholly owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive US$1.46 in cash without interest, except for the Shares (i) held by the Company as treasury stock or (ii) owned directly or indirectly by Parent, Merger Sub or any wholly owned subsidiary of the Company immediately prior to the Effective Time, including each Share contributed to Parent by Dr. Hou and Mr. Li in accordance with a contribution agreement entered into by Parent, Dr. Hou and Mr. Li, which were cancelled without receiving any consideration.

As a result of the Merger, the Shares ceased to trade on the NASDAQ Global Market (“NASDAQ”) and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. NASDAQ will file an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the shares of Company common stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

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Item 16	Exhibits.

(a)(1) Proxy Statement of Trunkbow International Holdings Limited, incorporated by reference to the Schedule 14A filed with the SEC on March 10, 2014 and as supplemented by the Supplement, incorporated by reference to the Schedule 14A filed with the SEC on April 7, 2014.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated December 10, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on December 10, 2013.

(b)(1) Facility Letter by and among Chief Honour Investments Limited, Capital Melody Limited and China Minsheng Banking Corp., Ltd. Hong Kong Branch, dated December 6, 2013, incorporated by reference to Exhibit 7.10 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(b)(2) General Agreement by and among Chief Honour Investments Limited, Capital Melody Limited and China Minsheng Banking Corp., Ltd. Hong Kong Branch.**

(c)(1) Opinion of Duff & Phelps, LLC, dated December 10, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2) Presentation Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 10, 2013.*

(d)(1) Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated December 10, 2013, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guaranty by Dr. Hou and Mr. Li in favor of the Company, dated December 10, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) Commitment Letter by and among Dr. Hou, Mr. Li and Parent, dated December 10, 2013, incorporated by reference to Exhibit 7.08 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(d)(4) Contribution Agreement by and among Dr. Hou, Chief Honour Investments Limited, Mr. Li, Capital Melody Limited and Parent, dated December 10, 2013, incorporated by reference to Exhibit 7.07 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(d)(5) Share Transfer Agreement by and between Lao Chi Weng and Dr. Hou, dated September 21, 2009, incorporated by reference to Exhibit 7.02 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(d)(6) Share Transfer Agreement by and between Lao Chi Weng and Mr. Li, dated September 21, 2009, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(d)(7) Entrustment Agreement by and between Chief Honour Investments Limited, Capital Melody Limited, Dr. Hou and Mr. Li, dated May 30, 2011, incorporated by reference to Exhibit 7.04 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

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(f) Not applicable.

(g) Not applicable.

* Previously filed on December 20, 2013.

** Previously filed on January 29, 2014.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 14, 2014

Trunkbow International Holdings Limited

By:	/s/ Kokhui Tan
	Name:	Kokhui Tan
	Title:	Director

Trunkbow Merger Group Limited

By:	/s/ Wanchun Hou
	Name:	Wanchun Hou
	Title:	Director

Trunkbow International Merger Sub Limited

By:	/s/ Wanchun Hou
	Name:	Wanchun Hou
	Title:	Director

Wanchun Hou

/s/ Wanchun Hou

Qiang Li

/s/ Qiang Li

Chief Honour Investments Limited

By:	/s/ Wanchun Hou
	Name:	Wanchun Hou
	Title:	Director

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Capital Melody Limited

By:	/s/ Qiang Li
	Name:	Qiang Li
	Title:	Director

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EXHIBIT INDEX

(a)(1) Proxy Statement of Trunkbow International Holdings Limited, incorporated by reference to the Schedule 14A filed with the SEC on March 10, 2014 and as supplemented by the Supplement, incorporated by reference to the Schedule 14A filed with the SEC on April 7, 2014.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated December 10, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on December 10, 2013.

(b)(1) Facility Letter by and among Chief Honour Investments Limited, Capital Melody Limited and China Minsheng Banking Corp., Ltd. Hong Kong Branch, dated December 6, 2013, incorporated by reference to Exhibit 7.10 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(b)(2) General Agreement by and among Chief Honour Investments Limited, Capital Melody Limited and China Minsheng Banking Corp., Ltd. Hong Kong Branch.**

(c)(1) Opinion of Duff & Phelps, LLC, dated December 10, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2) Presentation Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 10, 2013.*

(d)(1) Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated December 10, 2013, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guaranty by Dr. Hou and Mr. Li in favor of the Company, dated December 10, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) Commitment Letter by and among Dr. Hou, Mr. Li and Parent, dated December 10, 2013, incorporated by reference to Exhibit 7.08 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(d)(4) Contribution Agreement by and among Dr. Hou, Chief Honour Investments Limited, Mr. Li, Capital Melody Limited and Parent, dated December 10, 2013, incorporated by reference to Exhibit 7.07 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(d)(5) Share Transfer Agreement by and between Lao Chi Weng and Dr. Hou, dated September 21, 2009, incorporated by reference to Exhibit 7.02 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(d)(6) Share Transfer Agreement by and between Lao Chi Weng and Mr. Li, dated September 21, 2009, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(d)(7) Entrustment Agreement by and between Chief Honour Investments Limited, Capital Melody Limited, Dr. Hou and Mr. Li, dated May 30, 2011, incorporated by reference to Exhibit 7.04 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(f) Not applicable.

(g) Not applicable.

* Previously filed on December 20, 2013.

** Previously filed on January 29, 2014.

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